

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Mr. Marc Urbach
President and Chief Financial Officer
You On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, NY 10003

Re:     You On Demand Holdings (formerly China Broadband, Inc.)
        File No. 0-19644

Dear Mr. Urbach:

We received your letter of March 21st, which replaces your letter of March 15th, describing your acquisition of Sinotop Group Limited ("Sinotop") during 2010.  Your letter was electronically transmitted to us from your representative, Brian J. Buck, with whom we discussed the contents of your letter.  We understand that at the time of your acquisition, Sinotop had no operations or liabilities, nor had it conducted operations previously.  The only assets of Sinotop were charter documents, non-compete agreements, and cooperation agreements, the principal purpose of which is to conduct certain future business in China.  These agreements, in part, have given Sinotop a controlling variable interest in Beijing Scope Technology Co., Ltd. (the "VIE"), which is itself a joint venturer with two other companies in the People's Republic of China.  We understand that at the time of your acquisition of Sinotop, neither the VIE nor the joint venture had operations, and they do not have operations at the present time.

While you believe Sinotop was properly accounted for as a business combination under GAAP, you do not believe Sinotop qualified as a business as defined by Article 11 of Regulation S-X.  Further, even if Sinotop did qualify as a business under Article 11 of Regulation S-X, you believe that pre-acquisition financial statements of Sinotop and related pro forma financial information under Article 8 of Regulation S-X would not provide useful information to investors.

Based on the information provided in your letter and our further understanding as described above, we do not object with your view that pre-acquisition financial statements of Sinotop and related pro forma financial information under Article 8 of Regulation S-X are not required.  Please understand that we have not undertaken an evaluation as to your application of purchase accounting under GAAP.

Our position is based solely on the information included in your letter of March 21st and other information summarized herein relative to Sinotop, its business arrangements, and its operations.  Materially new or different information could lead to a different conclusion.  If you have any questions concerning this matter, please call me at (202) 551-3400.

Sincerely,

Joel K. Levine
Associate Chief Accountant